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                                                                  EXHIBIT (a)(6)

                      (TEAM AMERICA CORPORATION LETTERHEAD)


                               November 30, 2000

To Our Shareholders:

         TEAM America Corporation (the "Company") is offering to purchase from its shareholders up to 2,175,492 of the Company's outstanding shares of common stock, no par value per share (the "Shares"), constituting up to 50% of the Company's outstanding shares. The purchase price will be $6.75 per share. The offer is explained in detail in the enclosed offer to purchase and letter of transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the offer. Neither the Company nor your board of directors makes any recommendation to you or any other shareholder whether to tender all or any of your shares.

         Please note that the offer is scheduled to expire at 12:00 p.m., Eastern Standard Time, on Thursday, December 28, 2000, unless extended by the Company. If you have any questions regarding the offer or need assistance in tendering your shares or additional copies of the enclosed materials, please contact the Company at (614) 848-3995.



                                     /s/ Kevin T. Costello
                                     ---------------------------------------
                                     Kevin T. Costello, President and Chief
                                     Executive Officer